VIA EDGAR

April 25, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProFunds (the “Trust”) (File Nos. 333-28339; 811-08239)

Dear Mr. Rosenberg:

On February 26, 2025, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 153 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 155 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment was filed to reflect certain disclosure changes related to ProFund Access VP High Yield.

We received comments from you relating to the Amendment via teleconference on April 9, 2025 and further clarifying comments via teleconference on April 22, 2025. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response to each such comment below. The Trust will file a Post-Effective Amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act (the “B Filing”). The B Filing is being made for the purpose of: (i) incorporating modifications to the prospectus and statement of additional information (“SAI”) contained in the Amendment in response to your comments as described in this letter, (ii) updating financial information, and (iii) making other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as in the Amendment.

Prospectus:

1.Comment: For ProFund Access VP High Yield, which invests in “high yield” or other below- investment-grade debt instruments, please disclose in the Fund’s Principal Investment Strategies that such instruments are commonly referred to as “junk bonds.” (See Carolyn B. Lewis Letter dated

February 23, 1990)1.

Response: The Trust respectfully declines to include the requested disclosure in the “Principal Investment Strategy” section at this time but will make the requested change as part of a future annual update filing. The Trust notes the disclosure is included in the summary prospectus in the section entitled “Principal Risks – High Yield Risk.” The Trust acknowledges the Carolyn B. Lewis letter, dated February 23, 1990; however, it is unclear whether this interpretative guidance continues to apply.2 Nevertheless, the Trust appreciates the Staff’s comment and will make appropriate changes as part of a future annual update filing.

2.Comment: For Funds investing in derivatives, disclosure related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objective(s) and that it anticipates will have a significant effect on its performance. This disclosure also should describe the purpose that the derivatives are intended to serve and the extent to which derivatives are expected to be used. Additionally, the disclosure regarding the principal risks of a Fund should be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivatives. (See Barry Miller Letter dated July 30, 2010)3.

Response: The Trust has considered the Staff observations concerning derivatives disclosures set forth in the Barry Miller Letter and believes that the applicable disclosure for each Fund is consistent with the Letter’s guidance. To the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects a Fund to a principal risk, the Trust believes the disclosure in the sections entitled “Principal Investment Strategies” and “Principal Investment Risks” adequately disclose such derivatives. For example, with respect to ProFund Access VP High Yield, the Principal Investment Strategies identify and describe the derivatives the Fund uses (i.e., swap agreements), indicate the purpose that the derivatives are intended to serve (i.e., “provide investment results that correspond generally to the high yield market consistent with maintaining reasonable liquidity”), and explain the extent to which derivatives are expected to be used (i.e., “principally”). Each Fund’s Principal Investment Risks are similarly tailored to the types of derivatives used by the Fund.

While the Trust does not believe inclusion in the summary prospectus of a detailed or technical description of the derivatives the Funds utilize would be consistent with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure or helpful to an investor, the Trust does include more detailed discussions in the sections entitled: “Investment Objectives, Principal Investment Strategies and Related Risks” – “Derivatives Risk”. The Trust also includes more disclosure on specific types of derivatives elsewhere in the registration statement, for example, in the section entitled “Investment Policies, Techniques and Related Risks” in the SAI.

1See “Disclosure Requirements for Funds that Invest in Junk Bonds,” Letter from Carolyn B. Lewis, Assistant Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Matthew P. Fink, General Counsel, Investment Company Institute (February 23, 1990).

2See Registration Form Used by Open-End Management Investment Company, Investment Company Act Release No. 23064, fn. 214 (March 23, 1998) [63 Fed. Reg. 55] (“The Guides have not been republished with Form N-1A, as amended. Neither the Guides nor the GCLs will apply to registration statements prepared on the amended Form”).

3See “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at https://www.sec.gov/divisions/investment/guidance/ici073010.pdf .

The Trust is of the view that the presentation of derivatives disclosure throughout the registration statement, beginning with brief discussions in each summary prospectus to more detailed disclosures in both the statutory prospectus and the SAI, is appropriate.

3.Comment: For Funds investing in swap agreements, please specify the type of swaps such Funds expect to enter into, including the referenced assets therein.

Response: The Trust respectfully declines to make the requested change at this time but will make clarifying changes as part of a future annual update filing. The Trust continues to believes the existing disclosure accurately and adequately specifies the type of swaps each such Fund expects to utilize. As noted above in response to Comment 2, the Principal Investment Strategies for each of the relevant Funds indicates the type of derivatives used, their purpose, and the extent to which they are expected to be used. The Trust does not believe the inclusion of the specific reference assets for each swap agreement used by a Fund is required by Form N-1A; however, the Trust appreciates the Staff’s comments and will make a clarifying change as noted above.

4.Comment: For Funds investing in derivatives, please include additional principal risk disclosures for any assets referenced in the derivatives risk disclosure (e.g., ETFs).

Response: Should investments in ETFs (or any other assets referenced in the “Derivatives” bullet point in the principal investment strategies) be a principal investment strategy for a particular Fund, that disclosure would be included separately. The Trust does not consider investments in other ETFs to be a type of derivative. Instead, the noted disclosure is intended to describe derivatives generally, including that their value may be derived from the value of a variety of different underlying assets or reference rates.

The Trust includes, directly following the “Derivatives” bullet point in the Principal Investment Strategies, the types of derivatives that a particular Fund may utilize.

For example, ProFund Access VP High Yield indicates that it will principally utilize swap agreements. Such derivatives are then discussed more fully in the section entitled “Principal Risks” in the summary prospectus.

5.Comment: With respect to ProFund VP Asia 30, please consider whether tariff policies should be included as principal risk disclosure related to China.

Response: The Trust has updated “Asian Investments Risk” and “Chinese Investments Risk” in the “Principal Risks” section to disclose that “the institution of tariffs or other trade barriers” are a risk of such investments.

For example, in the “Principal Risks” section in the summary prospectus for ProFund VP Asia 30, the Trust has revised the “Asian Investments Risk” as follows:

Asian Investments Risk – Investments in securities of issuers in certain Asian countries involve risks that are specific to Asia, including certain legal, regulatory, political and economic risks. Certain Asian countries have experienced expropriation and/or nationalization of assets, confiscatory taxation, institution of tariffs or other trade barriers, political instability, armed conflict and social instability as a result of religious, ethnic, socio-economic and/ or political unrest. Some economies in this region are dependent on a range of commodities, and are strongly affected by international commodity prices and particularly vulnerable to price changes for these products. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Many Asian economies have experienced rapid growth and industrialization, and there is no assurance that this growth rate will be maintained. Some Asian economies are highly dependent on trade and economic conditions in other countries can impact these economies.

Additionally, in the “Additional Information Regarding Principal Risks” section of the statutory prospectus, the Trust has revised the “Asian Investments Risk” as follows:

Asian Investments Risk – Investments in securities of issuers in certain Asian countries involve risks that are specific to Asia, including certain legal, regulatory, political and economic risks. Certain Asian countries have experienced expropriation and/or nationalization of assets, confiscatory taxation, institution of tariffs or other trade barriers, political instability, armed conflict and social instability as a result of religious, ethnic, socio-economic and/ or political unrest. Some economies in this region are dependent on a range of commodities, and are strongly affected by international commodity prices and particularly vulnerable to price changes for these products. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Many Asian economies have experienced rapid growth and industrialization, and there is no assurance that this growth rate will be maintained. Some Asian economies are highly dependent on trade and economic conditions in other countries can impact these economies.

Regarding “Chinese Investments Risk”, the Trust confirms that a reference to tariffs is already included in the summary prospectus as well as the statutory prospectus.

Additionally, the Trust has updated similar disclosures throughout the registration statement to include references to tariff policies.

6.Comment: For Funds with investments concentrated in particular industries as described in the principal risks, include corresponding disclosure regarding such concentration as of December 31, 2024, in the Funds’ principal investment strategies. The Staff also notes that Item 4(a)(1) of Form N- 1A requires a fund to “identify...any policy to concentrate in securities of issuers in a particular industry or group of industries.”

Response: The Trust respectfully declines to include the requested disclosure in the “Principal Investment Strategy” section at this time, but will consider revising its disclosure as part of a future annual update. The Trust notes that Item 4(a)(1) applies to Funds that have a policy to concentrate in the securities of issues in a particular industry or group of industry. As disclosed in the Funds’ Item 16 disclosures, none of the Funds have a policy to concentrate in a specifically identified industry or group of industries. Certain of the Funds may concentrate in an industry or group of industries to the same extent as their benchmark index. The Trust believes the principal investment strategies for each such Fund adequately and appropriately discloses that the Fund invests in companies and industries in a manner consistent with their benchmark index. Specifically, each such Fund states:

Under normal circumstances, the Fund will invest at least 80% of its total assets in components of the Index or in instruments with similar economic characteristics.

Furthermore, the Trust notes that the requested disclosure is included in each summary prospectus in the section entitled “Principal Risks – Industry Concentration Risk.” The Trust has continually sought to reduce duplicative disclosure in its summary prospectus (consistent with Rule 421 under the 1933 Act) in order to improve the readability of the summary prospectus and believes this disclosure is more appropriately provided in the context of the Fund’s principal risks.

Additionally, the Trust confirms it has updated the industry concentrations for all Funds as of December 31, 2024.

7.Comment: With respect to ProFund VP Biotechnology, please disclose in the principal investment strategies that the Fund and its index are concentrated in the pharmaceuticals, biotechnology and life science industry as of December 31, 2024.

Response: The Trust respectfully declines to include the requested disclosure in the “Principal Investment Strategy” section. As noted in the Trust’s response to Comment 6 above, the disclosure is included in the summary prospectus in the section entitled “Principal Risks – Industry Concentration Risk.” The Trust has continually sought to reduce duplicative disclosure in its summary prospectus (consistent with Rule 421 under the 1933 Act) in order to improve the readability of the summary prospectus and believes this disclosure is more appropriately provided in the context of the Fund’s principal risks.

Additionally, the Trust confirms it has updated the industry concentrations for the Fund as of December 31, 2024.

8.Comment: With respect to ProFund VP Europe 30, please consider whether tariff policies should be included as principal risk disclosure related to Europe.

Response: The Trust has updated “European Investments Risk” and “United Kingdom Investments Risk” in the “Principal Risks” section to disclose that “the institution of tariffs or other trade barriers” are a risk of such investments as well as in the statutory prospectus.

For example, in the “Principal Risks” section of the summary prospectus for ProFund VP Europe 30, the Trust has revised the “European Investments Risk” as follows:

European Investments Risk — Many countries are members of the European Union (the “EU”) and all European countries may be significantly affected by EU policies and may be highly dependent on the economies of their fellow members. The European financial markets have experienced significant volatility and several European countries have been adversely affected by unemployment, budget deficits and economic downturns. In addition, several European countries (including the United Kingdom) have experienced credit rating downgrades, rising government debt levels and, for certain European countries (including Spain, Portugal, Ireland and Italy), weaknesses in sovereign debt. These events, along with decreasing imports or exports, changes in governmental or EU regulations on trade, institution of tariffs or other trade barriers, the default or threat of default by a

European country on its sovereign debt, an economic recession in a European country, or the threat of a European country to leave the EU may have a significant adverse effect on the affected European country, issuers in the affected European country, the economies of other European countries, or their trading partners. Such events, or even the threat of these events, may cause the value of securities issued by issuers in such European countries to fall, in some cases drastically. These events may also cause further volatility in the European financial markets. To the extent that the Fund’s assets are exposed to investments from issuers in European countries or denominated in euro, their trading partners, or other European countries, these events may negatively impact the performance of the Fund.

Regarding “European Investments Risk”, the Trust notes that a reference to tariffs is already included in the statutory prospectus.

In the “Principal Risks” section of the summary prospectus for ProFund VP Europe 30, the Trust has revised the “United Kingdom Investments Risk” as follows:

United Kingdom Investments Risk — The United Kingdom has one of the largest economies in Europe, and the United States and other European countries are substantial trading partners. As a result, the British economy may be impacted by the institution of tariffs or other trade barriers as well as changes to the economic condition of the United States and other European countries.

Additionally, in the “Additional Information Regarding Principal Risks” section of the statutory prospectus, the Trust has revised the “United Kingdom Investments Risk” as follows:

United Kingdom Investments Risk — The United Kingdom has one of the largest economies in Europe, and the United States and other European countries are substantial trading partners of the United Kingdom. As a result, the British economy may be impacted by the institution of tariffs or other trade barriers as well as changes to the economic condition of the United States and other European countries. The British economy relies heavily on the export of financial services to the United States and other European countries and, therefore, a prolonged slowdown in the financial services sector may have a negative impact on the British economy. Continued governmental involvement or control in certain sectors may stifle competition in certain sectors or cause adverse effects on economic growth. On January 31, 2020, the United Kingdom left the European Union (referred to as “Brexit”) and on this date the United Kingdom entered a transition period that ended on December 31, 2020. During this time, the United Kingdom negotiated its future relationship with the European Union. Following the transition period, the United Kingdom’s post-Brexit trade agreement with the European Union passed into law in December 2020 and went into effect January 1, 2021. The Trade and Cooperation Agreement does not provide the United Kingdom with the same level of rights or access to all goods and services in the European Union as the United Kingdom previously maintained as a member of the European Union and during the transition period. In particular, the Trade and Cooperation Agreement does not include an agreement on financial services which is yet to be agreed. Given the size and importance of the United Kingdom’s economy, uncertainty about its legal, political, and economic relationship with the remaining member states of the European Union may continue to be a source of instability. Brexit could lead to legal and tax uncertainty and potentially divergent national laws and regulations, as the United Kingdom determines which European Union laws to replace or replicate.

The United Kingdom is experiencing rapid increases in inflation and the cost of living, termed by many as a “cost of living crisis” (the cost of living in the United Kingdom having risen at its fastest rate in 30 years) which could lead to further economic stress as consumers reduce their household expenditure leading to a negative impact on businesses (in particular those in the retail and service sectors). The United Kingdom is in a rising interest rate environment (in part to curb inflationary rises) and such rises in interest rates are likely to be passed on to consumers leading to an increase in their cost of debt as well as further discouraging expenditure. The United Kingdom bond and currency markets experienced turmoil following the government’s announcement of its “mini-budget” on September 23, 2022, including tax cuts and a cap on energy prices (much of which was subsequently retracted).

Additionally, the Trust has updated similar disclosures throughout the registration statement to include references to tariff policies.

9.Comment: With respect to ProFund VP Internet, please remove the reference to “gold, silver, and platinum” included in the principal investment strategies, provided that such reference was included in error.

Response: The Trust has revised the disclosure as requested.

10.Comment: With respect to ProFund VP Internet, please supplementally confirm that the Fund will not invest in crypto assets. Additionally, it is the Staff’s view that crypto assets are not “currencies.” Therefore, please consider updating any such references to “crypto assets.”

Response: The Trust confirms that the Fund does not invest in crypto assets. As noted in the Fund’s Principal Investment Strategy the Fund’s index is designed to measure the performance of U.S. companies in the internet industry and the Fund principally invests in equity securities issued by public companies.

The Trust respectfully declines to make the requested change. The term “cryptocurrency” is the term used by the Index Provider to describe its index.

* * * * *

We hope that these responses adequately address your comments. If you or any other Commission Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.

Very truly yours,

/s/ Kristen Freeman

Kristen Freeman

ProShares Advisors LLC

Senior Director, Counsel